|CEO MESSAGE|

May 4, 2007

I started writing this 20th edition of my quarterly CEO Message in January, expecting to put it out in early February, but put it on “hold” when we received word from Schering-Plough (“Schering”) that some blood samples from our celgosivir HCV non-responder clinical trial (the results of which we announced in November 2006) required retesting.  For those who don’t follow us closely, we have a Material Transfer and License Option Agreement with Schering, whereby they provided their drugs (peginterferon alfa -2b and ribavirin) to be used in combination with our drug (celgosivir) and performed the viral load blood testing for the study.

Gladly, this retesting has now been completed, and even more positive is the fact that the retest results are a bit better for celgosivir, with the combination of celgosivir, peginterferon alfa-2b and ribavirin (“celgosivir triple combination”) demonstrating a higher Early Virologic Response (“EVR”) rate of 42%, as compared to the original testing, which resulted in a 33% EVR (this compares to only a 10% EVR rate for the control group [peginterferon alfa -2b and ribavirin]).  For additional information see our April 11th, 2007 press release.

This retest process has obviously affected the timing of the limited period of exclusivity Schering has under our License Option Agreement with them.  Although we delivered the Executive Summary of the originally reported data on schedule in early December, a new Executive Summary with the retested sample results was required for their review.  We reported the new top line results incorporating the retest data on April 11th, meeting our public guidance of “mid to late April”. This allowed us the opportunity to present the new top line results on April 15th at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain.  We have now also provided Schering with the new Executive Summary.  They, therefore, have begun their data review period and have entered the next phase of the process, which is to make their decision on entering into negotiations for a license deal.  They have a short, limited period of exclusivity for this review and if they elect to move ahead with negotiations, they will have another limited period of exclusivity to negotiate deal terms.  If not, we can begin to provide the non-public data from the study to the other potential partners interested in celgosivir.

Based on this series of events, I happily then wrote a new version of this CEO Message, which was nearing completion, when we received word from Cadence Pharmaceuticals (“Cadence”), our partner for the North American and European development and commercialization of omiganan 1% gel (Omigard™; CPI-226) for preventing catheter-related infections, that they were planning to discuss with the FDA a proposal to increase the size of the current pivotal Phase III clinical study.

Ahhh … what a business!  Biotech, pharmaceuticals, and drug development – it’s the way it goes in this industry.  Whether you’re MIGENIX or Merck, there are constant challenges and issues like these which must be addressed.

So now, for Omigard™, the timing of the Phase III results from the current international (US and Europe) study is anticipated to change; since Cadence will be reviewing with the FDA a plan to increase the size of the trial (i.e., the number of patients to be enrolled).  According to Cadence, they will be focusing on accelerating enrollment in an effort to make up some of the time required to recruit the planned increase in patients.  Also, since the trial is actively enrolling patients at multiple centers, it should be a good time to make this change.  At this point, Cadence has provided only a rough estimate for completing enrollment in the trial, with the additional patients, of mid-2008 (as compared to their previous guidance of H2/07).  This will depend on discussions with the FDA and the number of patients added to the study.

This increase in the number of patients has come up based on the routine process for preparing regulatory documents required for product approval applications (e.g., a New Drug Application or “NDA”).  As part of this process, Cadence completed a planned re-analysis of the data from the first Phase III study that we conducted in partnership with Fujisawa Healthcare (now Astellas Pharmaceuticals).

CEO Message

May 4, 2007

Here’s the issue: the current Phase III study has, as its primary endpoint, a reduction in Local Catheter Site Infections (“LCSIs”). This was a secondary endpoint in the first Phase III trial.  Because of this difference, the re-analysis of the first study for the purposes of an NDA used a slightly different, stricter definition of LCSIs than was actually used for the first study at the time (since it was a secondary endpoint in that study).

This stricter definition changed the outcomes a bit, showing a 42% reduction in LCSIs with Omigard compared to the control (povidone-iodine), a difference which remains solidly statistically significant and clinically significant (the LCSI definition used originally produced a 49% reduction).  Since the statistical powering of the study is based, in part, on the LCSI rate from the first Phase III study, the prudent thing to do to maximize the opportunity for success (and ultimately a product approval) is to increase the study size to maintain a highly powered study.  So, while there is likely to be a delay in the final results of the study (since adding patients will take some additional time to recruit), this action is well worth the time since it will maximize the chances for a successful outcome and regulatory approval.  Cadence has not (and cannot) provide guidance yet on the size of the increase in the study until they can discuss the issue with the FDA; a process which is underway.

Over the past several months, a number of US analysts have initiated coverage on Cadence as a result of their successful IPO this past October. Even with this delay in the results of the Phase III Omigard trial, they remain valued at over US$450MM as a public company, with Omigard being one of their two late-stage programs. Coverage has also been initiated on us through Canaccord Capital, and we expect other analysts to initiate coverage in the near-term.

Based on the Center for Disease Control and private payor demand for preventing catheter-related infections, the opportunity for products such as Omigard continues to grow.  According to Theta Reports; Catheters: Global Markets & Technologies (a market research report), there will be about 24 million central venous catheters sold globally this year (approximately half of which are forecast to be sold in the US).  With hemodialysis catheters and PICCs (peripherally inserted central catheters), this number approaches 28 million globally.  Based on an estimated average of approximately 4 potential applications for Omigard per catheter (one application at catheter insertion and one at each dressing change for the life of the catheter), this could translate into approximately 110 million potential annual applications of Omigard globally. So, assuming a price of US$15.00 per application (the public pricing assumption provided recently by Cadence for the US market), the total potential annual market opportunity for Omigard in the United States is estimated to be over US$800 million and the global market would be approximately double this (although we don’t know the pricing assumptions in other markets). If Cadence can gain a good level of adoption for Omigard (as we think they can based on their team’s experience and expertise in selling hospital products as well as the growing demand for infection control in hospitals) and with the long patent protection on this product, we believe this represents a solid long-term revenue stream for us with our double-digit royalty on sales.  Importantly, prior to the royalty stream on sales, we will start to receive the first portion of the US$27MM in potential milestone payments due to us from Cadence under our license agreement, upon acceptance for submission of the regulatory documents required for approval.

So, with the start of our new fiscal year this week (our fiscal year starts May 1st), and with this general update on the status of celgosivir and Omigard, here is a list of our upcoming potential key milestones:

•

A partnership agreement for celgosivir.

•

4 and 12 week data from our Phase II HCV viral kinetics study in treatment-naïve patients (celgosivir triple combination versus peginterferon alfa -2b and ribavirin control). Four week interim data is expected in the third quarter of this year.

•

Omigard Phase III completion of enrollment for the prevention of catheter-related infections (now estimated in mid-2008) with results to follow. With positive results in the trial, Cadence intends to submit marketing approval applications in the US and Europe as quickly as possible.

•

MX-2401 completing GLP non-clinical studies as the next step in advancing this program to Phase I clinical development for serious gram positive bacterial infections. These GLP studies started last month.

CEO Message

May 4, 2007

•

CLS001 completing a Phase II clinical trial for rosacea this year through our partner, Cutanea Life Sciences.

•

A partnership agreement for rest-of-world development and commercialization of MX-226 (the current internal name for Omigard outside of North America and Europe), with the associated up-front, milestone payments and royalties on sales.

So, even with the challenges and obstacles we face as a biotech company, the next 18 months promise to be a pivotal time for us since these milestones, if achieved, should have a significant impact on the value and future of our company.

As always, we thank you for your interest in our company, and especially for your support.

Sincerely,

Jim DeMesa, MD

President and CEO

Forward- Looking Statements

This CEO Message contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this CEO Message include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment in the OmigardTM Phase III study in mid-2008 with an increased number of patients and thereafter, if the results are positive, submitting marketing applications in the US and Europe as quickly as possible; an increased number of patients in the OmigardTM Phase III trial maximizing the chances for a successful outcome and regulatory approval; a US$15.00 price per application for the US market) with a total potential annual market opportunity for OmigardTM in the United States estimated to be over US$800 million and the global market would be approximately double this; potential OmigardTM royalties representing a solid long-term revenue stream for us; securing a rest-of-world development and commercialization partner for MX-226; a partnership agreement for celgosivir; 4-week interim results from the Phase II HCV viral kinetics study of celgosivir in treatment-naïve patients in the third quarter of 2007; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; our milestones if achieved having a significant impact on our value and future; and our expectations for additional analysts to initiate research coverage in the near term.

With respect to the forward-looking statements contained in this CEO Message, we have made numerous assumptions regarding, among other things: our partner Cadence Pharmaceuticals’ ability to obtain FDA approval for an increase in the number of patients in the current OmigardTM Phase III clinical trial and to complete enrollment by mid-2008; our ability to initiate and complete non-clinical and clinical studies within our expected timelines; our ability to manage licensing opportunities; Cutanea Life Sciences’ ability to complete the Phase II CLS001 rosacea clinical trial in 2007; and our  milestones being value driving.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; the potential that the FDA may not agree with Cadence’s proposal to increase patient enrollment in the OmigardTM Phase III trial, or may apply a statistical penalty to the clinical trial; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.